Filed by CCH I, LLC and Charter Communications, Inc.
Commission File No. for Registration Statement on Form S-4: 333-200809
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following is a transcript of Chris Winfrey’s remarks at the Deutsche Bank Media, Internet and Telecom Conference on March 9, 2015:

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EDITED TRANSCRIPT
CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

EVENT DATE/TIME: MARCH 09, 2015 / 07:30PM GMT

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

CORPORATE PARTICIPANTS
Chris Winfrey Charter Communications Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS
Bryan Kraft Deutsche Bank - Analyst

PRESENTATION

Bryan Kraft - Deutsche Bank - Analyst

All right. So, thanks everyone for coming. Like to introduce Chris Winfrey, Executive Vice President and CFO of Charter Communications. Chris, thanks for coming today.

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Good to be here. Thanks for having us.

Bryan Kraft - Deutsche Bank - Analyst

Why don't we just start with maybe some of the broad themes? 2014 was a year of pretty significant investment and change at Charter, including the all-digital initiative, the roll out of Charter Spectrum and of course, the deal that you announced with Comcast and Time Warner Cable. Can you discuss what you think you've accomplished in what was a very busy year?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I think you've come up with a pretty good list. So, we accomplished all those things, but really when you sit back and take a look at from Charter's perspective today, we're in a fully competitive situation and meeting our product set and our service today from a video perspective, the customers have access to over 200 HD channels more than satellite can provide or one that satellite does provide and they have video on demand on every single outlet inside the home with a two-way set-top box that we put on in the past 18 months and for me, also from a video perspective, we have an IP-based delivery onto an iPad or mobile device tablet, the ability to see all that content and expose it differently, find that content and be able to, inside and outside the home, control the set-top box inside the home as well. And, at the same time, our Internet speed is now a minimum speed that we offer is 60 megabits per second. So we significantly increased the speed of our Internet product and we've opened up -- we've really opened up the big asset that we have which is our network. By taking the systems all-digital, we now have ample bandwidth that's available on the system for future products. At the same time that we are doing all this, we continued our in sourcing activity and set up a better service infrastructure for the Charter platform today and that's ongoing, it's not that we're done. And, in the midst of all this, we've announced the transaction that we've put together with Comcast and kind of get to go do it all over again. So, if you liked it the first-time round, we're going to get to go do it on a brand new set of assets. We're going to continue to have two-thirds of the current Charter platform subscribers add on to that and to run essentially a similar playbook of investing in these systems to make them fully competitive and to provide a great service and to be able to drive market share and hopefully, the type of results that you've already seen at Charter today.

Bryan Kraft - Deutsche Bank - Analyst

And, so [for twice we], look out to 2015, I mean, the key goals for this year and now that you're finished digital, I mean, obviously of the transaction but what are kind of the key things going on in the Company?

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Chris Winfrey - Charter Communications Inc. - EVP & CFO

We have a lot going on in addition to obviously planning the integration and closing the transactions and the integration, that's obviously taking a lot of time, but in parallel to that, we continue to move forward with the video product. We're rolling out Spectrum Guide. By the end of this year, we expect to have that to over half of our current Charter subscribers and Spectrum Guide is really the ability to deliver an IP created and IP based user interface over a QAM or a video on demand stream onto all of our set-top boxes to effectively modernize all of our set-top boxes irrespective of their age and to provide a consistent, modern look and feel across the entire base. On parallel, we're developing Worldbox, we'll be putting that in place, we'll be buying Worldbox on an incremental basis, which is in essence a faster box, little bit of better form factor at a cheaper price, but it will also be deliver Spectrum Guide. And so whether you're a Charter customer, has a legacy set-top box or Worldbox, to you it'll look and feel the same which is Charter Spectrum got.

Bryan Kraft - Deutsche Bank - Analyst

And on the fourth quarter call, you noted that you remain focused on gaining share across all the products including video, and that you've taken lower than normal price increases. So, can you just talk about that strategy and how that balancing strategy will impact your financial growth including your revenue and your ARPU?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

So, at Charter, it's always been a market share driven growth strategy. That hasn't changed and inside that market share based growth strategy has been a focus on volume and gaining market share. So, in this past year, with 5% residential customer growth and in certain quarters we had 2% ARPU growth and in this last quarter, we had 3% ARPU growth. So it's never been a question of taking price in order to make revenue numbers. It's been about gaining market share, being competitive, providing a good product and service that has been and will continue to be the key source of growth for Charter. We do have step-ups that take place in our promotional pricing that contributes to the ARPU growth that I was mentioning before. So you have -- growing by volume, you have earning rate and you have taking rate and arguably taking rate has actually been the smallest piece of our growth and we're just going to do less of the annual rate increases inside of this Q1. The strategy there being we've seen what's happening competitively in the marketplace and we think it'll be a good opportunity to take market share. Doesn't mean that we forego the ability to take rate increases later on, just means for the moment we're not taking it inside of January this year.

Bryan Kraft - Deutsche Bank - Analyst

And you mentioned the Spectrum Guide. What does it mean -- what does the roll out mean from a capital and an operating expense perspective?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Well, it means a lot less than switching out all the set-top boxes inside the home and that's really what we're trying to do. So, there is expense. We've spent -- already inside of the financials that you see today, we spend money on the development of that product, the infrastructure, the roll out in the Fort Worth and we'll be spending some inside the network capital and scalable infrastructure if you take a look at our capital expenditure throughout the course of this year as we've rolled that out. So, I wouldn't say that it's immaterial, but it's a lot less material than going into every customer home and swapping out their boxes to modernize their box and having a service disruption and the cost of a truck roll.

Bryan Kraft - Deutsche Bank - Analyst

And, are there any early reads on what the new guy does for things like VOD usage, overall TV viewing, churn, ARPU, any reads there?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Again, too early to get into operating stats or financial stats for what Spectrum Guide is producing so far. We've had our roll-outs in Fort Worth. What we do know is that it's a dramatically better product. It exposes really the content offering that we provide to customers today that they may find harder, difficult to access and it's done in a way with Spectrum Guide that's consistent with the way that it's delivered on an iPad or an Android-based device. So, looks and feels -- has a consistent look and feel across all devices. That has to be good. It works well enabling people to find content better and to do search, discovery, different type of applications, favorites, rotten tomatoes, that type of stuff is all available on that platform.

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Bryan Kraft - Deutsche Bank - Analyst

And also on the earnings call, you mentioned one of the things you're working on is launching WiFi hotspots in commercial customer locations so that your residential customers can use them. At what point do you think Charter will begin a broader rollout of public WiFi?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I think it'll happen. The reality is we have our hands a little full today and so it's an important priority for Charter, it's just not at the top of the list. Had it not been for the planning around the integration, perhaps we would have already started some of that activity. That's on the downside. On the positive, with the new footprint that we have today, it actually makes outdoor WiFi that much more attractive for Charter because of the way that'll be regionally organized makes it more attractive for Charter to provide that service not only inside the home, where we are the dominant provider of that today; also inside commercial locations for residential customers and other applications that you can imagine through that. But as well as you've pointed out, without out-of-home WiFi too.

Bryan Kraft - Deutsche Bank - Analyst

What are your plans for rolling out DOCSIS 3.1 in terms of timing? What do you think the capital intensity of that project is going to be?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

For DOCSIS 3.1, my sense is that we'll be working with others and going along the same path. Latest I heard is 2016 for deployments of devices. This isn't something that we'd be looking to do a wholesale swap out or replacement of existing cable modems and EMTAs. You're talking about a technology that co-exists with DOCSIS 3.0 which we operate today and can provide speeds of a gigabit per second and on the increment, that will be attractive. It's probably the type of box that we don't have to buying going forward, but in the meantime, the DOCSIS 3.0 modems that we have today and the service that we provide is fully capable to going to 300 megabits per second. So, I don't think there is a huge rush. It's not something that we feel that we have to do for the broader base. I think you can see, as you saw with DOCSIS 3.0 or DOCSIS 2.0 or even DOCSIS 1.1, which is more voice driven, you can imagine a scenario where DOCSIS 3.0 and DOCSIS 3.1 are co-existing in the network and on the member start buying boxes. I think it's going to be a while before the bulk of our subscribers are meeting at gigabyte per second, but we'll have to develop them.

Bryan Kraft - Deutsche Bank - Analyst

And some of those start on the commercial side, is that --?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I think that's probably the more reasonable application of it early on, but even that is farther than I personally had discussions of where it'd be rolled out and how quick.

Bryan Kraft - Deutsche Bank - Analyst

On the commercial side, how do you see the growth opportunity for business services here? It seems like growth has slowed. So how do you re-accelerate it?

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Chris Winfrey - Charter Communications Inc. - EVP & CFO

It has and it's very easy to get upset. But the reality is it's slowed to 20% excluding video. So it's still a really healthy growth rate of what our commercial services are doing today. We took a view that prior to closing the transactions, getting the footprint that we're going to have that it would be wise to segregate the small and medium sized business, which is going to have more traditional products that looking more like the residential service. The way we sell it, the way we sell it. To price it, the way we sell it, the way we provision it, the way we service it looks a lot more like a residential side of the business since we rolled off the S&P segment, and then separately for the enterprise business that needs a more customized product that the goal of doing that is to put ourselves in a position to sell more product over time and we'll be rolling out new pricing and packaging for the S&P base and putting that in place in advance of the transaction closing, means that we can bring in the new systems and the new employees into that structure as opposed to doing it after the fact. And hopefully, accelerate the growth back to what we're doing just a couple of quarters ago.

Bryan Kraft - Deutsche Bank - Analyst

Shifting to programming, actually one more on that, do you think that the cell backhaul opportunity has run its course at this point?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I think the rate of new cell backhaul installation has slowed, which is everything what we expected. So a couple of years ago we were at the height of it, even through middle of last year, still doing lots of installations for cell backhaul. Most of that infrastructure is now in place and we're adding second tenants and we're doing renewals. So it's in a different phase. We're not adding as many sites, but we're seeing accelerated revenue growth off the existing base with a lot lower capital intensity.

If you take a look at, we've disclosed what we spent in commercial, the amount of commercial spend was significantly lower past year compared to what it had been previously, most of that's really coming from the cell tower sites.

Bryan Kraft - Deutsche Bank - Analyst

Essentially no capital for a second tenant, right?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Correct. Yes. The second tenant is the most attracted piece.

Bryan Kraft - Deutsche Bank - Analyst

So, on the programming side, what're you expecting for programming cost growth this year at Charter?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

We haven't given a guidance, but every year, we have programming contracts that come up for renewal. They're relatively staggered. Nothing fundamentally has changed in the marketplace. Last year, we had or at least in Q4, we had roughly 12% growth but 2% of that was driven by expanded basic growth that's volume-driven, that's obviously attractive. Another couple of percentage points were driven by new carriage of new networks, and the all-digital program that we did where I just talked about how we put more HD out there, more channel carriage. So net net, it was in the high-single digits and on a per expanded customer relationship, the world hasn't changed dramatically yet, but I think we're reaching that point, but certainly not in the short-term.

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Bryan Kraft - Deutsche Bank - Analyst

What makes you think we're reaching that point?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Just think it's a -- the value of what's ultimately being provided is reaching in my mind to a bit of a tipping point. And you're starting to see some of the programmers look for growth outside of the traditional way that they've garnered which has the impact of devaluing the content along the way. So, the willingness of the providers to continue to pay that type of annual increase when it's nearly impossible for me to pass on that type of cost increase to my customers, there is a point where I am breaching which is a breaking up.

Bryan Kraft - Deutsche Bank - Analyst

Ahead of the closing of the transactions, are you able to negotiate now with programmers with the combined leverage if you will that GreatLand gives you?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Yes, and people should treat us that way. It's an 8.2 million programming unit. We've been asked and to provide that program and service to GreatLand and we will be operating as a service provider, and of own systems, 8.2 million video subscribers, and I think that's the scale at which we should be buying not only programming, but really all other inputs into cable.

Bryan Kraft - Deutsche Bank - Analyst

Turning to CapEx, the guidance implies that the capital intensity is coming down even excluding the all-digital transaction - transition, $1.7 billion, I think is a guidance or $1.7 billion of flat, excuse me, excluding the one-time spending, right, which is -- and you're going to have a bigger base of revenue, presumably. So what's making the Company more capital-efficient? And what's happening there underneath the numbers?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I'll take that as a compliment. But it's true, we'll be less capital-efficient for all the reasons that we've been talking about. Our operating strategy really is designed to lower the amount of cost per transaction that's taking place with customers. That means reducing service calls, that means reducing churn but in addition to that, now that we're -- we're beyond the point of going all-digital. We've actually seeded the base population of homes with digital set-top boxes, so that only increment -- for every incremental transaction, we're having to buy less boxes and when we do buy boxes, we're buying at a dramatically lower cost. Now, inside the $1.7 billion, you correctly pointed out that does include transition or integration CapEx, which we'll highlight separately, but we still have a fair amount of in-sourcing activity both at field operations as well as care, but also in terms of cloud-based services and taking services that were previously delivered to us for IT and network operations and doing that now in-house, so that we control our destiny and control the customer experience and as part of our service proposition.

So there is product development too. So, there's still a fair amount of one-time expenditure even a more capital-efficient environment with that $1.7 billion, there's still up a fair amount that's being spent to bring Charter up the curve and that is all spend and actually will apply towards the services that we provide to GreatLand and the integration of the TWC systems as well.

Bryan Kraft - Deutsche Bank - Analyst

Let's talk about competition a little bit. What are you seeing right now in the competitive landscape both the traditional competitors like U-verse and as well as new entrants like Sling and other over-the-top?

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Chris Winfrey - Charter Communications Inc. - EVP & CFO

For me, DIRECTV, DISH, U-verse perspective, we haven't seen any dramatic change. They've been aggressive, they remain aggressive and there hasn't been any dramatic move from our perspective one way or another. We have seen some price increases go through, which factored into some of our thinking around our share strategy for this year, but again nothing dramatic. As it relates to new entrants Sling or others, it's too early, we haven't seen any real impact. We're still trying to figure out is that really a competitive product, who is the person who buys it and once they bought it, is it really a product that they're willing to stick with, where they brought into it because of lower price point only after the fact realized what it is and what it isn't. So, those are active discussions going on right now, so that we evaluate it, but so far we haven't seen any dramatic effect.

Bryan Kraft - Deutsche Bank - Analyst

Yes. I mean, my next question was where do you think we're headed in terms of smaller channel bundles which you touched upon, but I mean, anything to expand upon there in terms of (multiple speakers)?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I think if you combine what I was saying about the pressure on the bundle that exist today and also the comments that I made about some of these new entrant type products, I do think there's an opportunity just sounds relatively straightforward, but it's difficult to achieve this. So a lot of the cable operator, satellite operator, it actually bundled the packages into [genre], so that you can sell more products, some more programming to consumers in a way that actually make sense whether it's family packages, sports packages, broadcast tiers, but to give the flexibility and allow that flexibility, we think with some of the things that are out there today that have been done, we actually may have some that flexibility to provide some of those packages into the marketplace but we want to try to find a product that would not only sell upfront but would be sticky over time and what that really means is that a customer would truly value and they would understand what they're buying upfront.

Bryan Kraft - Deutsche Bank - Analyst

(inaudible) model?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I should know this having spent some years in Europe, but you're going to [take] me now, it's been a few years. But yes, if you think back in a European context, now going back into my history books, the distributors in Europe had a lot more leeway in terms of putting genre based packaging in place and it's been very successful as a way for the distributor to sell and the programmers to get paid. And I think you can get around some of the economics when you do that,. Of course, you have to have content that's actually valued and hasn't been devalued in the marketplace. And as part of that package and it's something that customers actually want. When you do that, you have pricing power and you can get the value that's assured.

Bryan Kraft - Deutsche Bank - Analyst

As you're renewing your deals with programmers, it sounds like you're getting some flexibility?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I think we've always had the type of flexibility that some people have done as what you call new entrant type products. The real question is what are you really selling at and we can sell limited basic today and we can sell (inaudible) with different types of tiers of services attached to it as well whether it's on IP over QAM. But you have to put a product in place that not only looks attractive at the day of sale, but is something that actually competes in the marketplace and you have to keep in mind that what we are competing against in essence the satellite. Satellite has consumed more passings. In Charter's footprint, it's the largest provider of

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

video. That is what we're competing against. So it's balancing that notion in your head of trying to provide an affordable product packaged properly and one that competes against what customers have indicated historically that they've wanted. That's in the cable and satellite packages, so more to come.

Bryan Kraft - Deutsche Bank - Analyst

Moving on to the pending transactions. How long do you think it will take to bring the acquired assets up to the same state, if you will, as Charter today?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I think the trajectory for a host of different reasons may not look all that different. The assets that we're acquiring from TWC, it will go to GreatLand from Comcast. I think they're in better shape physically in terms of the amount of in sourced assets that they have, the network's been taken care of. This is our belief and they have their own in sourced employees with fleet facilities, tools, trucks, test equipment, all that exists; where Charter had to go out and buy that. So, I think we'll have a head start in that respect. We'll still be doing the all-digital program for the TWC assets, but we'll be buying those boxes at a dramatically lower cost. For GreatLand, the Comcast systems are already digitized. I think it's safe to assume that on a transactional basis, some of those one-way DTA boxes will be coming out, 2.1 boxes being replaced for two-way boxes. So from the perspective, I think the financial returns, the ROI, the predictability with a similar playbook should be very attractive for investors. On the flip side, unlike Charter we're going to be reliance on Comcast for transmission services for a period of time billing, provisioning even call centers for a period of time and they're going to be reliant on us to provide the same transition services for the assets that we're swapping with them. So I think the trick is making sure that you have enough control over the end-to-end systems and interfaces to be able to provide a fully package service and products before you make too many dramatic changes and I think the big question is, how quickly can you get going by implementing to playbook relative to what we did at Charter.

Bryan Kraft - Deutsche Bank - Analyst

So what are the -- if we were sitting here as the integration planning team for Charter and what are the --

Chris Winfrey - Charter Communications Inc. - EVP & CFO

That's a scary thought.

Bryan Kraft - Deutsche Bank - Analyst

Yes, would be really scary all right because I'd be done in 10 minutes because I just know how to run a model but seriously, what are the big things that have to get done on the integration? I think it's just helpful to give everybody a perspective on how hard these things are?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

It's hard not to go too much into the weeds here but as typical with cable systems, there is a tremendous amount of activity from employee policies practices, internal systems, call centers, almost every single piece of a cable system that you could imagine, but no surprise even for most here that billing, provisioning and the networking handover those three items tend to be the trickiest points and dictate a lot of the other systems and capabilities of how you can make some of the changes that we've been talking about, they are the key focal points.

Bryan Kraft - Deutsche Bank - Analyst

And then, so as you go through this process I mean at what point do you think you're now at a position where you can start to really kind of accelerate growth away accelerated for Charter over the last [two] years?

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Wherever he is going, his net-net, I think there are somethings that allows us to go faster and cheaper and on the other hand, we've got some dependency seats on a third party who even with the best of intents, which is the case with Comcast, the teams are working together very well and they have a mutual incentive. They have the same needs that we have from them, they have from us. So I think interests are aligned but I think those two notions are somewhat offsetting in terms of the impact. And as I mentioned, I think the trajectory from a timeline perspective can look not that dissimilar from what it was at Charter.

Bryan Kraft - Deutsche Bank - Analyst

What about the CapEx profile in the systems? I mean, is there an underlying efficiency or disefficiency in the (multiple speakers)?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

There is. I think you will have an inefficiency, which is the transition and integration capital that we have to spend and we'll be disclosing that to everybody. But on the underlying systems themselves, for the TWC systems, particular, and I'll come back to GreatLand, we're going to be buying boxes at a dramatically lower cost than we did at Charter. I think a lot of the in sourcing capital that we've had to do at Charter doesn't exist at -- that need doesn't exist to the same extent to TWC. And I think a lot of the software development, in-sourcing of IT, Advanced Engineering, Network Operations has already taken place at Charter and hopefully we can cascade a lot of that onto a larger scale.

From a GreatLand perspective, I think its capital intensity, they'll be able to speak for themselves soon enough, but just intellectually if Charter is providing these operating services and that includes billing and it includes certain network operation services and it includes our product development, then GreatLand should really have a lower capital intensity relative to where Charter has been in the past, also may take more phased approach to putting two-way set-top boxes in exchange for one-way DTAs. On the flip side, instead of paying CapEx for that they'll pay a reduced actual economic cost through services that Charter is providing to them for those services. So you could end up in a situation where that company has a lower operating EBITDA margin, but has much lower capital intensity relative to traditional cable system, and we're probably getting ahead of it, but my guess is that people will start to look at GreatLand not just from an EBITDA margin perspective, but from a cash flow margin perspective. Structurally it's going to be a little different from others in the industry.

Bryan Kraft - Deutsche Bank - Analyst

And the new assets are going to higher video penetration levels. So one of the -- as we talked about, previously in discussion, one of the goals has always been to grow video subscribers at Charter. Do you think that's still kind of realistic or do you think that that penetration levels (inaudible)?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I do. And the reason -- we've heard this from a number of different people. We think by putting a superior product out on the street at a competitive price that you can gain market share and it may take time because people are by nature inert, but you can gain customer and grow market share over time. Whether you're looking at 100% minus 34%, which is the opportunity for Charter as it exists today, or whether you're looking at 100% minus 38% which is the video penetration of some of the systems we're requiring. We're talking about difference between a 62% and 66% market share offered growth opportunity. Both of those are very sizable, and I don't think over the next few years that that's to our detriment.

Bryan Kraft - Deutsche Bank - Analyst

Changing topics, curious as to what you're doing in terms of advanced advertising platform, both your own initiatives internally and then also do you have any intent to join with Comcast-Time Warner Cable, Bright House and Cox on their combined advanced advertising platform, which really brings scale for the industry?

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Chris Winfrey - Charter Communications Inc. - EVP & CFO

So I'm not going to proclaim to be the expert here. But we do have the best-deployed and we have capability deployed in most of our set-top boxes today. That's the technology that enables interactive advertising inside the legacy set-top boxes. In addition to that, we are hard at work for putting that type of interactive advertising capabilities in a more graphic way, in a more targeted way for Spectrum Guide as well as inside the tablet and mobile platforms is that we have today. So it's a focused area for our advertising team. I think you'll see it get more developed over time. And I think post transaction, there's an opportunity here as you mentioned to work more closely with Comcast. And in developing and monetizing a really significant asset that we all have today, which is the two-way network that we have. And doing it in a way that is considerate and protective of the privacy interests of our customers as well.

Bryan Kraft - Deutsche Bank - Analyst

Before we go to the audience, just had one more and that's just one Title II. I mean, how do you think it impacts your business? How do you think things play out from --

Chris Winfrey - Charter Communications Inc. - EVP & CFO

You know, Title II from what it is today is, is really meant to endorsed the same principles that was in place for Title I, which we had signed up to. We haven't breached net neutrality. We haven't even thought of breaching that neutrality. So I don't think there was a really a problem that existed today, but we would've been happy just sign up for the provisions that existed to Title I or under Title I. The issue today is that it leaves the door open. Even though I believe the FCC comments that this is not about rate regulation that there's forbearance that's in place. It leaves the door open for a different interpretation at a later point in time. To me, it's a little bit of a pity that they could have had a piece of law-baking that would have stood the test of time instead went with Title II, which I think has challenges for those reasons. The reality is today -- because we're not doing anything to breach net neutrality, we have no intent of doing so. Doesn't really change our business, it doesn't change the outlook, it doesn't change anything related to our cash flow profile but as Tom mentioned on our earnings call, it is somebody sitting there with the Bazooka pointed at your head and it's uncomfortable and for that very reason, I think you'll see a lot of people, whether it's through legislation, whether it's through litigation to try to reverse the bazooka for good actors.

Why don't we go to the audience, [John]?

QUESTION AND ANSWER

Unidentified Audience Member

Can you remind us what's the initial ownership of GreatLand? Is it one -- I can't remember, one-third you and two-thirds public or Comcast in there now?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

No. Comcast won't own any shares. What Comcast will do as part of the transactions is they will spin GreatLand connections and Charter has a subsidiary that will merge together with GreatLand. So the -- initially the Comcast shareholders will get 100% of GreatLand. As a second step, there will be a merger of the Charter subsidiary and GreatLand and in exchange for Charter receiving a third of the shares of GreatLand, they will get a percentage, an equivalent percentage from a value perspective of Charter shares.

Unidentified Audience Member

So, there is no delay or obstacles to you to making an offer to that two-thirds anytime you want?

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Chris Winfrey - Charter Communications Inc. - EVP & CFO

No. We have a standstill in place for two years where we would not acquire any additional shares of GreatLand for two years.

Unidentified Audience Member

Two years?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

And for four years, so between years two and four that we would not acquire more than 49%. Reality is that we have no plans to do any of that.

Unidentified Audience Member

You need to go to 49% or 49% more?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

To go to 49%, we'll be capped at 49% between years two and four, but we haven't thought about it. We don't have any plans to do it and we may be just all too happy with the investment that we've made and the operating arrangements that we have with GreatLand Connections.

Unidentified Audience Member

Also on the programming side, does the Suddenlink and Cable ONE experience mean anything to you?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

It does. And I think they're different. I think if you take a look at Suddenlink, they dropped a programmer who they didn't feel that they were getting fair value, that their customers were gaining sufficient value relative to what Suddenlink was asked to pay. If you take a look at their public presentation that's available, the impact to them was relative minimal. I think the reason for that is; one, they were probably right in terms of the value that was there; and two, I think the fact that they had good products and good service insulated them a little bit from some of the impacts. That's the inside I have to what Suddenlink was doing there.

Unidentified Audience Member

Last one quickie. Roughly, of your total program expense, roughly what's the split between the big four network television networks and the cable networks?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Yes. We haven't provided that breakout for reasons you can imagine, but if you think about retrans, it appears and it is the most egregious one, because it has the highest percentage growth rate year-over-year and so it gets a fair amount of attention and I think it should but the biggest driver remains the cost of sports content

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

and it remains tying, which is a practice where monopoly content owners will not allow you to have access to a lower value channel unless you're paying or a higher value channel unless you're paying full rate on everything.

Bryan Kraft - Deutsche Bank - Analyst

We have one more. Any more questions?

Unidentified Audience Member

(inaudible). I just had a question for a debt holder's standpoint. You have a few billion bonds that are coming or are callable.

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Correct

Unidentified Audience Member

And a pretty high coupon. Now that you have the $8 billion financing pretty much done out of the way for the TWC transaction, are you looking to adjust some of those?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

We monitor all of our debt at all times, particularly the callable debt and take a look at payback rollover breakeven and try to make sure that we have a positive ROI on a refinancing transaction, just like we would inside the operations. So, that's kind of the funnels that we take a look at it. It's true that the debt market has been healthy today but the Make-Whole Premiums or the Call premiums, were also not in inconsequential on the existing debt that we have today so. We're monitoring it and we're keeping a close eye on it at some point we may take a look at doing something.

Unidentified Audience Member

Okay. And then on the related matter, the CCOH Safari bonds are callable at par in the event though entire transaction unravels, I guess if Comcast and TWC were blocked then the financing for you to complete the TWC part of the transaction would not obviously proceed. So my question is can those terms be modified in some way where they remain outstanding in the event you need capital for some other transactions?

Chris Winfrey - Charter Communications Inc. - EVP & CFO

I will give you my very candid honest answer which is I haven't looked at that provision and the reason I haven't looked at it is because we are genuinely committed to closing the transaction that we've got with Comcast and we're not distracted, We're not about other outcomes. On paying $1 million of interest per day in Escrow for the financing that we've raised for these transactions, we're eager to get them closed, and closed as quickly as possible and so hopefully that's not the outcome.

Bryan Kraft - Deutsche Bank - Analyst

Okay. We should probably wrap up there. Thanks very much, Chris. Thanks everyone.

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MARCH 09, 2015 / 07:30PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Media, Internet and Telecom Conference

Chris Winfrey - Charter Communications Inc. - EVP & CFO

Thank you very much.

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